Exhibit 99.1

Press Release

Polestar announces leadership change: Michael Lohscheller appointed CEO

GOTHENBURG, SWEDEN – 28 August 2024. Polestar (Nasdaq: PSNY) announces that Michael Lohscheller, a seasoned automotive leader with extensive experience in driving operational excellence and strategic growth, will assume the role of CEO. Thomas Ingenlath, who has served as CEO since Polestar’s inception and successfully positioned the brand for its next chapter, has resigned, with the change effective 1 October 2024.

Michael Lohscheller, who has previously served as CEO of Opel, VinFast and Nikola, brings a wealth of expertise in the automotive industry, particularly in navigating competitive markets and scaling businesses. Polestar will be ambitiously expanding its global footprint and its position as a leader in the premium electric vehicle market in the coming years.

Winfried Vahland, Polestar’s incoming Chairman, says: “Polestar has experienced an exceptional start-up phase and with a broader model line-up, Michael Lohscheller is the ideal leader to guide Polestar into its next chapter. His deep industry knowledge, especially in driving operational excellence, developing a coherent product strategy and strengthening the global market presence will be instrumental in the next chapter of Polestar’s growth. With Scandinavian heritage, passion and performance Polestar will set new standards for future individual mobility. Geely remains deeply committed to Polestar’s success, and with Michael at the helm, supported by a dynamic leadership team, we are well-positioned for continued innovation and growth.”

Michael Lohscheller says: “I am honored to join Polestar at such an exciting time in the Company’s history. Polestar has already established itself as one of the most desirable and innovative brands in the electric vehicle space, and I look forward to working with the talented team to build on this strong foundation and accelerate our development.”

Winfried Vahland honors the contributions of Thomas Ingenlath: “Thomas has been instrumental in shaping Polestar into the innovative and forward-thinking brand it is today, leading its transformation from a Volvo performance division into the only true global premium electric vehicle brand, with an outstanding focus on design, performance and premium qualities. We extend our deepest gratitude for his leadership.”

Thomas Ingenlath says: “I am very proud of what we’ve achieved together in the last seven years. We had the vision of an electric premium brand which puts performance and design at its core. And we made it, the dream became reality: Polestar is the only true global premium electric brand, we just launched the Polestar 3 and 4, we are producing on two continents – thank you to everybody who contributed so far on this journey, it was a lifetime experience to build up this brand with you all. I wish Michael and the team the best for the next chapter of Polestar.”

Ends.

Contacts

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary

Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.